SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of March, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



              RYANAIR CARRIES A RECORD 740,000 PASSENGERS THIS EASTER
                                 UP 23% ON 2004

Ryanair, Europe's No. 1 low fares airline today (Tuesday, 22nd March 2005) announced record bookings for the Easter Holiday period*. The airline will carry over 740,000 passengers across our European network.

Speaking this morning, Peter Sherrard, Ryanair's Head of Communications said:

        "Ryanair will carry 740,000 passengers on our European routes over this Easter period* making it our busiest ever, up 23% on the same period last year.

        "Ryanair is the No. 1 choice for getting away this Easter. With Europe's lowest fares and No. 1 punctuality, people are getting very eggcited and voting with their feet by flocking to Ryanair's low fares and great customer service."

* March 23rd to March 30th

Ends.                         Tuesday, 22nd March 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22nd March, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director